UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 01 July 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	1st July 2011

AIB - Capital Raising Update

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] announces that, further to its announcement of 23 June 2011, it has concluded discussions with the Government and has agreed the final terms of its capital raising transaction, pursuant to which it proposes to raise €5 billion of equity share capital from the National Pensions Reserve Fund Commission (the "NPRFC") and up to €1.6 billion by the issue of contingent capital notes to the Minister for Finance (the "Minister")  (together, the "Capital Raising").

On 26 May 2011, AIB announced that it had signed an agreement with, amongst others, the Minister to acquire Educational Building Society ("EBS"), subject to receipt of all regulatory approvals required.  As announced by AIB earlier today, completion of the acquisition of EBS by AIB has now taken place.  The Minister has stated that the merger of AIB and EBS will form one of the two pillars of Irish banking.

On 31 March 2011, the Central Bank of Ireland prescribed a minimum capital target for certain Irish credit institutions of 10.5%  Core Tier 1 Capital under a base scenario and 6% Core Tier 1 Capital under a given stress scenario, plus allowing for an additional protective buffer.  As a result, AIB is required to increase its Core Tier 1 Capital by c.€13.3 billion (of which c.€1.4 billion may be in the form of contingent capital), and EBS is required to increase its Core Tier 1 Capital by c.€1.5 billion (of which c.€0.2 billion may be in the form of contingent capital).  These capital increases are to be completed by 31 July 2011.  Following completion of the EBS merger earlier today, it is expected that AIB will be required to raise a total of c.€14.8 billion of Core Tier 1 Capital, of which c.€1.6 billion may be in the form of contingent capital (the "PCAR Requirement").

The Capital Raising will comprise an equity placing (the "Placing") of ordinary share capital of €5 billion to the NPRFC and an issue of up to €1.6 billion of contingent capital convertible notes (the "Contingent Capital Notes Issue") to the Minister. The Placing will comprise an issue of new Ordinary Shares for cash at a price of €0.01 per share. The Contingent Capital Notes Issue will comprise an issue of contingent capital notes (the "Contingent Capital Notes") for cash.  The Contingent Capital Notes will be subordinated tier 2 capital instruments with a five year and one day maturity denominated in units of €1,000 (with a minimum denomination of €100,000),  issued at par with an aggregate principal amount of up to €1.6 billion.  In certain circumstances, including if AIB's Core Tier 1 Capital ratio falls, or is likely in the opinion of the Central Bank to fall, below 8.25%, the Contingent Capital Notes will convert immediately and mandatorily in their entirety into ordinary shares at a conversion price of €0.01 per Ordinary Share. The Contingent Capital Notes carry a fixed annual mandatory interest rate of 10% of the principal amount, but this may be increased by the Minister up to a maximum amount of 18% per annum if the Contingent Capital Notes are to be sold by the Minister.

It has been indicated to AIB by the Minister that it is his intention that any portion of the PCAR Requirement that has not been satisfied by the Capital Raising, other capital generating exercises undertaken by AIB and EBS and any further burden-sharing with the Group's subordinated debt holders, will be satisfied by way of a capital contribution to be made by the State to AIB (the "Capital Contribution") once the Minister is satisfied that an appropriate level of burden-sharing has been achieved with the Group's subordinated debt holders.  It is expected that the Capital Contribution would be given to AIB by the State for no consideration and accordingly no new Ordinary Shares will be issued by AIB to the State in return for the Capital Contribution.

The proceeds of the Placing, the Contingent Capital Notes Issue and the Capital Contribution will be used to fund the day-to-day operations of the Group.

By strengthening the Group's capital position, the Capital Raising and the Capital Contribution should facilitate the objective of providing for a sustainable future as a systemically important pillar bank, continuing to support customers, and contributing to economic recovery. AIB's continued listing on the Enterprise Securities Market of the Irish Stock Exchange enables Shareholders to continue to trade their shares, ensures that AIB remains subject to market oversight, disclosure and reporting obligations and facilitates AIB's wish to maintain investor relationships and market analyst coverage.

The Placing and the Contingent Capital Notes Issue will have a significant positive impact on the Group's capital ratios, further details of which are set out in the circular referred to below to be dispatched to Shareholders shortly in connection with the Capital Raising. The Capital Contribution will also have a positive impact on the Group's capital ratios.

The Capital Raising constitutes a "related party transaction" for AIB for the purposes of the ESM Rules (being a transaction between AIB, the Minister who, through the NPRFC, currently holds c.93.1% of the total issued ordinary share capital of AIB, and the NPRFC).  In those circumstances, the ESM Rules oblige the Directors (other than those connected with the related party), in recommending the transaction to Ordinary Shareholders, to form the view that the terms of the transaction are fair and reasonable insofar as Shareholders are concerned and to describe their view in that specific wording.  Accordingly, the Board, having consulted with AIB's ESM adviser, Morgan Stanley & Co. International plc, considers the Placing and the Contingent Capital Notes Issue to be fair and reasonable insofar as Ordinary Shareholders are concerned.  In reaching its decision, the Board has taken into account the absence of any viable alternatives to raise the necessary capital to meet the PCAR Requirement and also the fact that the sole provider of the required capital, the State, is willing to provide the requisite capital on the terms summarised above only.

To avoid any potential conflict of interest, the three Directors appointed by the Government, Mr Declan Collier, Mr Dick Spring and Dr Michael Somers, have not taken part in the Board's decision to proceed with the Placing and the Contingent Capital Notes Issue.

AIB's Board of Directors acknowledges the continued support of the Minister and the Irish State.

Circular and Shareholder Meeting

To implement the Capital Raising, AIB will dispatch a circular to Shareholders shortly, including a notice to convene an EGM to be held at 10.00 a.m. on Tuesday, 26 July 2011, at Bankcentre, Ballsbridge, Dublin 4, to consider, and if thought fit, pass necessary shareholder resolutions.

AIB's Annual General Meeting will also be held on Tuesday, 26 July 2011, commencing at 12 noon (or 20 minutes after the conclusion of the EGM, if later) at Bankcentre, Ballsbridge, Dublin 4.  A separate circular will be dispatched to Shareholders shortly, including a notice to convene the AGM, to consider, and if thought fit, pass the shareholder resolutions to be proposed at the AGM.

The Government Shareholding Following the Capital Raising

Pursuant to the Placing, AIB will issue 500,000,000,000 new Ordinary Shares to the NPRFC. Upon completion of the Placing, and following a further allotment of new Ordinary Shares to the NPRFC in lieu of part of the 2011 annual cash dividend on the 2009 Preference Shares that was deferred on 13 May 2011, the NPRFC will hold c.99.8% of the enlarged total issued ordinary share capital of AIB. AIB will at that time have 513,491,220,350 Ordinary Shares in issue (excluding 35,680,114 treasury shares), however, it is possible that the total number of Ordinary Shares in issue may decrease by 36,212,608 if a 5% increment, that is prescribed by the terms of the 2009 Preference Shares due to the deferral of part of the 2011 annual dividend, is waived.

Frequently Asked Questions

A number of Shareholder FAQs in relation to the Capital Raising will be included shortly on AIB's website: www.aibgroup.com/investorrelations

- ENDS -

For further information, please contact:

Alan Kelly
Director of Corporate Affairs & Marketing
AIB Group
Bankcentre
Dublin 4

Tel: +353 1 6412162

Ronan Sheridan
Group Press Officer
AIB Group
Bankcentre
Ballsbridge
Dublin 4.

Tel: + 353 1 6414651

IMPORTANT INFORMATION

This is not a prospectus, circular or other equivalent document.  You should not rely on any information as set out in this announcement. This announcement does not constitute an offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. There shall be no offer to the public in any jurisdiction of any of the securities forming part of the Capital Raising, including, without limitation in Ireland, the United Kingdom, the United States or elsewhere, nor shall there be any offer to sell, or the solicitation of an offer to buy, the securities referred to herein.

The contents of this announcement and the information incorporated herein by reference should not be construed as legal, business, financial, tax, investment or other professional advice. This announcement is for your information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

Morgan Stanley & Co. International plc (which is authorised and regulated in the United Kingdom by the Financial Services Authority ("Morgan Stanley") acts as ESM adviser to AIB. AIB Corporate Finance Limited ("AIB Corporate Finance") (which is regulated in Ireland by the Central Bank of Ireland) and Morgan Stanley act for AIB and no one else in connection with the Capital Raising and will not regard any other person (whether or not a recipient of this announcement) as their respective client in relation to the Capital Raising and will not be responsible to anyone other than AIB for providing the protections afforded to their respective clients or for providing advice in relation to the Capital Raising or any other matter referred to in this announcement.

Morgan Stanley makes no representation, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by it, or on its behalf and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Morgan Stanley accepts no responsibility for the contents of this announcement and disclaims to the fullest extent permitted by law all and any liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this announcement or  any such statement.

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Treasury Management Agency, the National Pensions Reserve Fund Commission or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of this announcement, or makes any representation or warranty as to the accuracy, completeness or fairness of any information contained in this announcement. Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed any course of action contemplated by any Transaction Document.

AIB Corporate Finance makes no representation, express or implied, for the contents of this announcement, including the accuracy, completeness or verification of any information contained therein, or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by them, or on their behalf and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. AIB Corporate Finance accepts no responsibility for the contents of this announcement and disclaims to the fullest extent permitted by law all and any liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this announcement or any such statement.

The release, publication or distribution, in whole or in part, directly or indirectly, of this announcement in jurisdictions other than Ireland and the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is not, and does not constitute, an invitation or offer to sell, or the solicitation of an offer to buy, the securities discussed herein in any jurisdiction, including, without limitation, the United States.  The securities discussed herein have not been and will not be registered under the US Securities Act of 1933 (the "US Securities Act") or under any securities laws of any state or other jurisdiction of the United States and  may not be offered or sold directly or indirectly, within the United States or to, or for the account or benefit of, US persons.  There will be no public offer of the securities discussed herein in the United States.

This announcement contains or incorporates by reference "forward-looking statements", within the meaning of Section 27A of the US Securities Act and Section 21E of the US Securities Exchange Act of 1934, regarding the belief or current expectations of AIB, AIB's Directors and other members of its senior management about AIB's business and the transactions described in this announcement, including statements relating to possible future write downs or impairments.  Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue", "should", "assume", "target", "goal", "would" or similar expressions identify forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements.

No statement in this announcement or any document incorporated by reference herein is intended to constitute a profit forecast or profit estimate for any period. The forward-looking statements speak only as of the date of this announcement. AIB does not have any obligation and expressly disclaims any obligation or undertaking, to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. AIB expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this announcement or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 01 July 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.